Exhibit 99.5

ASML Holding N.V.

Statutory Interim Report

for the six-month period ended June 30, 2013

Contents

4	Introduction

5	Interim Management Board Report

10	Managing Directors’ Statement

12	Consolidated Condensed Interim Financial Statements

26	Other Information

29	Definitions

This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2013, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2013

Introduction

Dear Stakeholder,

Today we published our Statutory Interim Report for the six-month period ended June 30, 2013. This report includes an Interim Management Board Report, a Managing Directors’ Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.

Today, we also published our 2013 second-quarter results in accordance with US GAAP and IFRS as adopted by the EU.

Veldhoven, July 17, 2013

ASML Statutory Interim Report 2013	4

Interim Management Board Report

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of June 30, 2013, we employed 10,001 payroll employees and 2,482 temporary employees (measured in FTEs). Our company is an inspiring place where employees work, meet, share and learn. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

In the first half year of 2013, we generated net sales of EUR 2,078.8 million and an operating income of EUR 463.3 million or 22.3 percent of net sales. Net income for the first half year of 2013 amounted to EUR 414.7 million or 19.9 percent of net sales, representing basic net income per ordinary share of EUR 1.00.

Below we provide an update of the risks and uncertainties we face in the second half year of 2013, followed by the ASML Operations Update, Auditor’s Involvement and 2013 Second Half Year Perspectives.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

On May 30, 2013 we acquired 100% of the issued share capital of Cymer. We have assessed the risks, taken the acquisition of Cymer into consideration, and still believe that the risks identified, are in line with those presented in our Statutory Annual Report 2012. For a detailed description of the risks defined below, we refer to our Statutory Annual Report 2012.

Strategic risk

•	We derive most of our revenues from the sale of a relatively small number of systems.

Risks related to the semiconductor industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;

•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and

•	We face intense competition.

Governmental, legal and compliance risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;

•	Defending against intellectual property claims brought by others could harm our business;

•	We are subject to risks in our international operations; and

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.

Operational risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;

•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;

•	We are dependent on the continued operation of a limited number of manufacturing facilities;

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees.

ASML Statutory Interim Report 2013	5

Financial risks

•	A high percentage of net sales is derived from a few customers; and

•	Fluctuations in foreign exchange rates could harm our results of operations.

Risks related to our ordinary shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;

•	The price of our ordinary shares is volatile;

•	Restrictions on shareholder rights may dilute voting power; and

•	Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares.

ASML Statutory Interim Report 2013	6

ASML Operations Update

The Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013 included in this Statutory Interim Report for the six-month period ended June 30, 2013 have been prepared in accordance with IAS 34. For internal and external reporting purposes, we apply US GAAP, which is our primary accounting standard for setting financial and operational performance targets.

On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., see Note 4 to the Consolidated Condensed Interim Financial Statements. The comparative information for 2012 presented below, is not adjusted as a result of this acquisition.

Based on US GAAP, net income, as explained in the table below, is measured differently from net income based on IFRS as adopted by the EU.

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	2013	2012
(in millions)	EUR	EUR
Net income based on US GAAP	317.0	573.9
Capitalization of development expenditures	109.9	74.7
Share-based payments	0.7	0.2
Reversal of write downs	—	7.2
Income taxes	(12.9)	2.9

Net income based on IFRS as adopted by the EU	414.7	658.9

Set forth below are certain extracts of our Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis (based on IFRS as adopted by the EU):

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	2013	2012
(in millions)	EUR	EUR
Total net sales	2,078.8	2,479.6
Cost of sales	(1,295.7)	(1,469.0)
Gross profit on sales	783.1	1,010.6
Other income	30.5	—
Research and development costs	(218.4)	(150.2)
Selling, general and administrative costs	(131.9)	(107.2)
Operating income	463.3	753.2
Interest income (expense), net	(6.9)	(1.1)
Income before income taxes	456.4	752.1
Provision for income taxes	(41.7)	(93.2)
Net income	414.7	658.9

The following table shows a summary of key financial figures on a semi-annual basis:

For the six-month period ended June 30, 2013 and July 1, 2012	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	2013	2012
Net sales	2,078.8	2,479.6
Net system sales	1,592.4	2,034.8
Net service and field option sales	486.4	444.8
Sales of systems (in units)	67	96
Sales of new systems (in units)	59	89
Sales of used systems (in units)	8	7
Gross profit on sales as a percentage of net sales	37.7	40.8
ASP of total system sales	23.8	21.2
ASP of new system sales	26.2	22.7
ASP of used system sales	6.1	2.4
Value of systems backlog excluding EUV	1,395.2	1,503.4
Systems backlog excluding EUV (in units)	42	55
ASP of systems backlog excluding EUV	33.2	27.3

ASML Statutory Interim Report 2013	7

Consolidated Sales and Gross Profit

Net sales decreased by EUR 400.8 million to EUR 2,078.8 million for the first half year of 2013 from EUR 2,479.6 million for the first half year of 2012 which is primary caused by the decrease in the number of systems recognized from 96 systems in the first half year of 2012 to 67 systems in the first half year of 2013 mainly as result of lower demand for systems in the logic segment, partly offset by a relatively higher number of systems sold with a higher ASP.

Gross profit on sales decreased by EUR 227.5 to EUR 783.1 million for the first half year of 2013 from EUR 1,010.6 million for the first half year of 2012. Lower gross profit was mainly driven by the decreased number of systems sold. The decrease of gross profit as a percentage of sales to 37.7 percent for the first half year of 2013 from 40.8 percent of net sales for the first half year of 2012 is mainly caused by increased service and field options sales with lower margins compared to the first half of 2012 and inclusion of the Cymer results including related purchase price allocation effects as of May 30, 2013, negatively impacting gross margin with 1.2 percent.

We started 2013 with a backlog of 46 systems. During the first half year of 2013, we booked orders for 63 systems and recognized sales for 67 systems. This resulted in a backlog of 42 systems as of June 30, 2013.

The total value of our systems backlog (excluding EUV) as of June 30, 2013 amounted to EUR 1,395.2 million with an ASP of EUR 33.2 million, reflecting demand for immersion systems. The systems backlog as of December 31, 2012 amounted to EUR 1,214.1 million with an ASP of EUR 26.4 million.

Other income

Other income consists of contributions from participating customers of the Customer Co-Investment Program and amounted to EUR 30.5 million for the first half year of 2013 (first half year of 2012: nil) .

Research and Development

R&D investments (which include R&D costs, net of credits and additions to other intangible assets in relation to development expenditures excluding capitalized borrowing costs) increased by EUR 91.5 million to EUR 384.8 million (EUR 218.4 million R&D costs and EUR 166.4 million addition to other intangible assets regarding development expenditures excluding capitalized borrowing costs) for the first half year of 2013 from EUR 293.3 million for the first half year of 2012 (EUR 150.2 million R&D costs and EUR 143.1 million addition to other intangible assets regarding development expenditures excluding capitalized borrowing costs). The total R&D investments increased following the acceleration of certain R&D programs, mainly EUV and 450mm, as result of the Customer Co-Investment Program and inclusion of Cymer R&D investments of EUR 12.6 million as of May 30, 2013. The increase in the additions to other intangible assets regarding capitalized development expenditures mainly relates to EUV and an enhanced version of the NXT.

Selling, General and Administrative costs

SG&A costs increased by 24.7 million to EUR 131.9 million for the first half year of 2013 from EUR 107.2 million for the first half year of 2012 mainly as a result of costs incurred in relation to the acquisition and the integration activities of Cymer, together amounting to EUR 10.6 million. Furthermore SG&A costs increased EUR 5.3 million as a result of inclusion of Cymer results as of May 30, 2013.

Cash Flows from Operating Activities

We generated net cash from operating activities of EUR 596.2 million in the first half year of 2013 compared to EUR 609.6 million in the first half year of 2012.

Cash Flows from Investing Activities

We used EUR 485.0 million of net cash for investing activities in the first half year of 2013 and EUR 1,079.1 million in the first half year of 2012. Investing activities in the first half year of 2013 include an amount of EUR 443.7 million of cash payments in relation to the acquisition of Cymer.

Cash Flows from Financing Activities

Net cash used in financing activities was EUR 284.9 million in the first half year of 2013 compared to EUR 414.3 million in the first half year of 2012. Net cash used in financing activities in the first half year of 2013 mainly included EUR 216.1 million of dividend payment and EUR 84.7 million of share buybacks.

Related Party Transactions

For disclosure regarding related party transactions see Note 14 to the Consolidated Condensed Interim Financial Statements.

ASML Statutory Interim Report 2013	8

Auditor’s Involvement

This Statutory Interim Report for the six-month period ended June 30, 2013 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.

2013 Second Half Year Perspectives

Operational outlook

Our foundry and logic customers continue to prepare for the lithography-intensive 20-14 nanometer (nm) technology nodes, to be used for next-generation mobile electronic devices. During the second quarter we started to see additional demand from DRAM customers, driven by a healthy mobile DRAM memory market, which could potentially drive 2013 full-year sales to a level of up to EUR 5 billion, excluding Cymer sales. With regards to the development of the EUV platform, scanner imaging and overlay performance improved to levels where we are now engaging with customers on a strategy for an insertion targeted at the 10nm logic node. The first NXE:3300B systems are in the process of shipment and installation at customer sites, as we progress to improve the performance of the light source.

Financial outlook

The following table sets forth our systems backlog as of June 30, 2013 and December 31, 2012:

	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	June 30, 2013	December 31, 2012

New systems backlog excluding EUV (in units)	35	40
Used systems backlog excluding EUV (in units)	7	6
Total systems backlog excluding EUV (in units)	42	46
Value of new systems backlog excluding EUV	1,354.9	1,190.1
Value of used systems backlog excluding EUV	40.3	24.0
Value of total systems backlog excluding EUV	1,395.2	1,214.1
ASP of new systems backlog excluding EUV	38.7	29.8
ASP of used systems backlog excluding EUV	5.8	4.0
ASP of total systems backlog excluding EUV	33.2	26.4

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative for actual sales for any succeeding period.

ASML expects full-year 2013 sales at a level of up to EUR 5 billion (excluding an expected contribution of about EUR 180 million from Cymer), which is above our previous guidance of a level similar to the EUR 4.73 billion of 2012. Furthermore we expect three EUV systems to be recognized for revenue in 2013.

The Board of Management,

Veldhoven, July 17, 2013

ASML Statutory Interim Report 2013	9

Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, “Interim Financial Reporting”, provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht).

The Board of Management,

Peter T.F.M. Wennink, President and Chief Executive Officer, Chief Financial Officer ad interim

Martin A. van den Brink, President and Chief Technology Officer

Frits J. van Hout, Executive Vice President EUV and Product Generation Process

Frédéric J.M. Schneider-Maunoury, Executive Vice President Operations and Order Fulfillment Process

Veldhoven, July 17, 2013

ASML Statutory Interim Report 2013	10

Consolidated Condensed

Interim Financial Statements

Consolidated Condensed Interim Financial Statements

13	Consolidated Condensed Statement of Profit or Loss

14	Consolidated Condensed Statement of Comprehensive Income

15	Consolidated Condensed Statement of Financial Position

16	Consolidated Condensed Statement of Changes in Equity

17	Consolidated Condensed Statement of Cash Flows

18	Notes to the Consolidated Condensed Interim Financial Statements

Consolidated Condensed Statement of Profit or Loss

Notes	For the six-month period ended June 30, 2013 and July 1, 2012 (in thousands, except per share data)	Unaudited 2013 EUR	Unaudited 2012 EUR

12	Net system sales	1,592,466	2,034,805
12	Net service and field option sales	486,332	444,860

	Total net sales	2,078,798	2,479,665

	Cost of system sales	(980,009)	(1,234,715)
	Cost of service and field option sales	(315,673)	(234,357)

	Total cost of sales	(1,295,682)	(1,469,072)

	Gross profit on sales	783,116	1,010,593

	Other income	30,516	—
	Research and development costs	(218,390)	(150,168)
	Selling, general and administrative costs	(131,908)	(107,160)

	Operating income	463,334	753,265

	Interest income	4,050	13,296
	Interest charges	(11,031)	(14,442)

	Income before income taxes	456,353	752,119
11	Provision for income taxes	(41,613)	(93,183)

	Net income	414,740	658,936

8	Basic net income per ordinary share	1.00	1.60
8	Diluted net income per ordinary share[1]	0.99	1.59
	Number of ordinary shares used in computing per share amounts (in thousands):
8	Basic	416,812	410,618
8	Diluted[1]	421,034	413,837

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML Statutory Interim Report 2013	13

Consolidated Condensed Statement of Comprehensive Income

For the six-month period ended June 30, 2013 and July 1, 2012 (in thousands)	Unaudited 2013 EUR	Unaudited 2012 EUR

Net income	414,740	658,936

Other comprehensive income:
Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	(5,471)	(1,817)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	3,992	(15,293)
Transfers to net income	(3,926)	8,215

Other comprehensive income for the period, net of taxes[1]	(5,405)	(8,895)

Total comprehensive income for the period, net of taxes	409,335	650,041

Attributable to Equity holders	409,335	650,041

1	All items recognized in other comprehensive income are potentially able to be subsequently reclassified to profit or loss.

ASML Statutory Interim Report 2013	14

Consolidated Condensed Statement of Financial Position

(Before appropriation of net income)

Notes	(in thousands)	Unaudited June 30, 2013 EUR	December 31, 2012 EUR

	Assets
	Property, plant and equipment	1,137,224	1,029,923
	Goodwill	2,046,844	158,067
	Other intangible assets	1,364,489	460,928
	Deferred tax assets	236,684	188,638
	Finance receivables	17,510	38,621
5	Derivative financial instruments	65,920	101,651
	Other assets	223,527	206,900

	Total non-current assets	5,092,198	2,184,728

	Inventories	2,359,017	1,856,970
	Current tax assets	49,392	57,116
	Derivative financial instruments	34,957	50,097
	Finance receivables	252,425	265,167
	Accounts receivable	612,811	605,288
	Other assets	232,471	166,088
5,6	Short-term investments	758,297	930,005
5,6	Cash and cash equivalents	1,592,321	1,767,596

	Total current assets	5,891,691	5,698,327

	Total assets	10,983,889	7,883,055

	Equity and liabilities

	Equity	7,050,717	4,498,202

	Long-term debt	732,916	752,892
5	Derivative financial instruments	2,945	4,032
	Deferred and other tax liabilities	441,275	132,834
	Provisions	6,888	7,974
9	Accrued and other liabilities	259,952	401,109

	Total non-current liabilities	1,443,976	1,298,841

	Provisions	2,355	2,280
5	Derivative financial instruments	9,134	6,861
	Current portion of long-term debt	3,839	3,610
	Current and other tax liabilities	1,765	10,791
9	Accrued and other liabilities	1,960,120	1,873,509
	Accounts payable	511,983	188,961

	Total current liabilities	2,489,196	2,086,012

	Total equity and liabilities	10,983,889	7,883,055

ASML Statutory Interim Report 2013	15

Consolidated Condensed Statement of Changes in Equity

	Issued and outstanding shares		Share	Treasury Shares at	Retained	Other	Net Income
(in thousands)	Number[1]	Amount EUR	Premium EUR	cost EUR	Earnings EUR	Reserves[2] EUR	(Loss) EUR	Total EUR
Balance at December 31, 2011	413,669	38,816	920,478	(417,837)	1,525,238	159,039	1,494,071	3,719,805

Appropriation of net income	—	—	—	—	1,494,071	—	(1,494,071)	—
Components of Statement of Comprehensive Income
Net income	—	—	—	—	—	—	658,936	658,936
Foreign currency translation, net of taxes	—	—	—	—	—	(1,817)	—	(1,817)
Loss on financial instruments, net of taxes	—	—	—	—	—	(7,078)	—	(7,078)
Total comprehensive income	—	—	—	—	—	(8,895)	658,936	650,041

Purchases of treasury shares	(7,114)	—	—	(252,396)	—	—	—	(252,396)
Cancellation of treasury shares	—	(1,030)	—	294,752	(293,722)	—	—	—
Share-based payments	—	—	9,920	—	—	—	—	9,920
Issuance of shares	1,635	—	(5,294)	28,633	(2,850)	—	—	20,489
Dividend paid	—	—	—	—	(188,892)	—	—	(188,892)
Development expenditures	—	—	—	—	(87,543)	87,543	—	—
Balance at July 1, 2012 (unaudited)	408,190	37,786	925,104	(346,848)	2,446,302	237,687	658,936	3,958,967

Appropriation of net income	—	—	—	—	—	—	—	—
Components of Statement of Comprehensive Income
Net income	—	—	—	—	—	—	643,411	643,411
Foreign currency translation, net of taxes	—	—	—	—	—	7,744	—	7,744
Loss on financial instruments, net of taxes	—	—	—	—	—	(469)	—	(469)
Total comprehensive income	—	—	—	—	—	7,275	643,411	650,686

Customer Co-Investment Program:
Issuance of shares	96,566	8,691	3,968,677	—	—	—	—	3,977,368
Fair value differences[4]	—	—	(123,416)	—	—	—	—	(123,416)
Capital repayment[5]	(93,411)	(8,691)	(3,845,261)	125,628	—	—	—	(3,728,324)
Purchases of treasury shares[3]	(6,364)	—	—	(282,977)	—	—	—	(282,977)
Share-based payments	—	—	10,676	—	—	—	—	10,676
Issuance of shares	2,184	—	(2,812)	38,349	(315)	—	—	35,222
Dividend paid	—	—	—	—	—	—	—	—
Development expenditures	—	—	—	—	(104,939)	104,939	—	—
Balance at December 31, 2012	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

Appropriation of net income	—	—	—	—	1,302,347	—	(1,302,347)	—
Components of Statement of Comprehensive Income
Net income	—	—	—	—	—	—	414,740	414,740
Foreign currency translation, net of taxes	—	—	—	—	—	(5,471)	—	(5,471)
Loss on financial instruments, net of taxes	—	—	—	—	—	66	—	66
Total comprehensive income	—	—	—	—	—	(5,405)	414,740	409,335

Customer Co-Investment Program:
Fair value differences[6]	—	—	10,854	—	—	—	—	10,854
Purchases of treasury shares[3]	(1,437)	—	—	(85,807)	—	—	—	(85,807)
Cancellation of treasury shares	—	(854)	—	349,261	(348,407)	—	—	—
Share-based payments	—	—	81,569 [8]	—	—	—	—	81,569
Issuance of shares[7]	37,535	3,281	2,334,677	14,847	(156)	—	—	2,352,649
Dividend paid	—	—	—	—	(216,085)	—	—	(216,085)
Development expenditures	—	—	—	—	(130,720)	130,720	—	—
Balance at June 30, 2013 (unaudited)	443,263	40,213	3,360,068	(187,547)	2,948,027	475,216	414,740	7,050,717

1	As of June 30, 2013, the number of issued shares was 446,808,250. This includes the number of issued and outstanding shares of 443,263,373 and the number of treasury shares of 3,544,877. As of December 31, 2012, the number of issued shares was 419,852,467. This included the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246. As of July 1, 2012, the number of issued shares was 419,852,514. This included the number of issued and outstanding shares of 408,190,137 and the number of treasury shares of 11,662,377.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
3	During the six-month period ended June 30, 2013, ASML repurchased shares for an amount of EUR 85.8 million (December 31, 2012: EUR 535.4 million; July 1, 2012: EUR 252.4 million) . As of June 30, 2013, EUR 1.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2012: nil; July 1, 2012: EUR 7.9 million) .
4	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the Customer Co-Investment Program.
5	In 2012, as part of the capital repayment, EUR 3,728.3 million of equity was returned to our shareholders (excluding Intel Corporation, Taiwan Semiconductor Manufacturing Company Ltd. and Samsung Electronics Corporation (collectively referred to as “participating customers” in the Customer Co-investment Program) and the number of shares was reduced by 23 percent.
6	EUR 10.9 million is recognized to increase equity to the fair value of the shares issued to the participating customers in the Customer Co-investment Program. The portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017).
7	Issuance of shares includes 36,450,374 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,345.8 million. The difference of EUR 1.8 million with the fair value of shares as disclosed in Note 4 is explained by 28,735 shares still to be issued to former Cymer shareholders.
8	Share-based payments include an amount of EUR 66.1 million in relation to the fair value of unvested equity awards exchanged as part of acquisition of Cymer.

ASML Statutory Interim Report 2013	16

Consolidated Condensed Statement of Cash Flows

Notes	For the six-month period ended June 30, 2013 and July 1, 2012 (in thousands)	Unaudited 2013 EUR	Unaudited 2012 EUR
	Cash Flows from Operating Activities
	Net income	414,740	658,936

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization	131,754	157,438
	Impairment	2,668	1,055
	Loss on disposal of property, plant and equipment	561	1,544
	Share-based payments	15,048	8,723
	Allowance for doubtful receivables	759	276
	Allowance for obsolete inventory	64,416	61,631
11	Deferred income taxes	52,347	34,803

	Changes in assets and liabilities:
	Accounts receivable	63,619	243,648
	Finance receivables	34,357	(43,438)
	Inventories¹	(269,883)	(314,475)
	Other assets	(35,045)	59,569
9	Accrued and other liabilities	(128,855)	(143,290)
	Accounts payable	223,049	(116,623)
11	Income taxes payable	79,868	49,829
	Cash generated from operations	649,403	659,626

	Interest received	30,820	27,837
	Interest paid	(39,927)	(35,105)
11	Income taxes paid	(44,092)	(42,815)

	Net cash provided by operating activities	596,204	609,543

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment	(77,841)	(86,063)
	Purchase of intangible assets	(175,191)	(143,054)
5	Purchase of available for sale securities	(474,962)	—
5	Maturity of available for sale securities	686,725	(849,980)
4	Acquisition of subsidiaries (net of cash acquired)[2]	(443,712)	—
	Net cash used in investing activities	(484,981)	(1,079,097)

	Cash Flows from Financing Activities
13	Dividend paid	(216,085)	(188,892)
13	Purchase of shares[3]	(84,752)	(244,562)
	Net proceeds from issuance of shares	17,689	20,514
	Repayment of debt	(1,764)	(1,327)

	Net cash used in financing activities	(284,912)	(414,267)

	Net cash flows	(173,689)	(883,821)
	Effect of changes in exchange rates on cash	(1,586)	3,829

	Net increase in cash and cash equivalents	(175,275)	(879,992)
	Cash and cash equivalents at beginning of the year	1,767,596	2,731,782

	Cash and cash equivalents at June 30, 2013 and July 1, 2012	1,592,321	1,851,790

1	An amount of EUR 25.5 million (July 1, 2012: EUR 149.5 million) of the additions in property, plant and equipment relates to non -cash transfers from inventory and an amount of EUR 33.8 million (July 1, 2012: EUR 39.8 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.
2	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,450,374 million shares for an amount of EUR 2,345.8 million (non-cash event) as part of the consideration transferred.
3	During the six-month period ended June 30, 2013, ASML repurchased shares for an amount of EUR 85.8 million (July 1, 2012: EUR 252.4 million) . As of June 30, 2013, EUR 1.1 million of the total repurchase amount remained unpaid and is recorded in accrued and other current liabilities (July 1, 2012: EUR 7.9 million) .

ASML Statutory Interim Report 2013	17

Notes to the Consolidated Condensed Interim Financial Statements

1. General Information

ASML’s shares are listed for trading in the form of registered shares on the NASDAQ and in the form of registered shares on NYSE Euronext Amsterdam. The principal trading market of ASML’s ordinary shares is NYSE Euronext Amsterdam.

The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities (together referred to as “ASML”) over which ASML Holding N.V. has control. All intercompany profits, balances and transactions have been eliminated in the consolidation.

The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 17, 2013.

The Consolidated Condensed Interim Financial Statements have not been audited or reviewed by an external auditor.

2. Basis of Preparation

The Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Statutory Financial Statements and should be read in conjunction with these financial statements, which have been prepared in accordance with IFRS as adopted by the EU.

On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., comparative financial information presented in the Consolidated Condensed Interim Financial Statements does not include Cymer.

The Consolidated Condensed Interim Financial Statements are stated in thousands of euros (“EUR”) unless otherwise indicated.

3. Summary of Significant Accounting Policies

The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Statutory Financial Statements 2012, except for the income tax expense and the adoption of new and revised International Financial Reporting Standards as adopted by the EU enumerated below.

Income tax expense

Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected for the full financial year.

Adoption of new and revised International Financial Reporting Standards

ASML’s adoption of new Standards and Interpretations which are effective as of January 1, 2013 are summarized below:

IFRS 7 Amendments “Disclosures—Offsetting Financial Assets and Financial Liabilities” (effective for annual periods beginning on or after January 1, 2013). The Amendments to IFRS 7 requires to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The Adoption of the Amendments did not have any impact on our Consolidated Condensed Interim Financial Statements.

IFRS 13 “Fair value measurement” (Effective for annual periods beginning on or after January 1, 2013). IFRS 13 defines fair value, established a framework for measuring fair value and requires disclosures about fair value measurements. The standard applies to both financial instrument items and non-financial instrument items. The Adoption of this standard resulted in additional disclosures as included in Note 5.

IAS 1 Amendments “Presentation of items of other comprehensive income” (effective for annual periods beginning on or after July 1, 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. As result of the amendments to IAS 1, the ‘income statement’ is renamed the ‘statement of profit or loss’ the other items in IAS 1 Amendments did not have any impact on our Consolidated Condensed Interim Financial Statements.

ASML Statutory Interim Report 2013	18

IAS 19 (as revised in 2011) “Employee Benefits” (effective for annual periods beginning on or after January 1, 2013). The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. Further, the amendments enhance the disclosure requirements for an employer’s participation in a multi-employer plan. The Adoption of the Revised Standard did not have any impact on our Consolidated Condensed Interim Financial Statements.

Annual Improvements to IFRSs 2009-2011 Cycle issued in May 2012 (effective for annual periods beginning on or after January 1, 2013). Amendments to IFRSs amongst others include amendments to IAS 1 “Presentation of Financial Statements”. This Amendment requires to group the items in other comprehensive income on the basis of whether they are potentially able to subsequently reclassified to profit and loss (reclassification adjustments). The presentation of our Consolidated Condensed Statement of Comprehensive Income has been adjusted to comply with this Amendment.

4. Business Combinations

On May 30, 2013, we concluded the acquisition of Cymer, Inc. and obtained control through acquiring 100% of the issued share capital of Cymer, for a consideration of EUR 2,941.6 million. There are no contingent consideration arrangements.

Prior to the acquisition, Cymer was an industry leader in developing lithography light sources used by chip manufacturers worldwide to pattern advanced semiconductor chips. Cymer has production facilities in San Diego, the United States of America and in Pyongtaek-city, South Korea.

The acquisition of Cymer will support our strategic objective of delivering an economically viable EUV scanner to the semiconductor manufacturers within the timeline required by our customers. In addition, there are opportunities to further enhance Cymer’s growing advanced immersion systems and DUV installed base products business.

The amounts recorded for the acquisition as disclosed below are provisional. Under IFRS 3(R), adjustments to provisional fair values and goodwill may be made in the period subsequent to the business combination. The period during which such an adjustment is permitted is limited to 12 months from the date of acquisition.

The following table summarizes the major classes of consideration transferred, and the recognized provisional amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands)	Unaudited May 30, 2013 EUR[1]
Property, plant and equipment	134,263
Other intangible assets	774,398
Deferred tax assets	83,858
Derivative financial instruments	611
Other assets, current and non-current	29,418
Inventories	288,553
Current tax assets	30,775
Finance receivables	121,394
Short-term investments	40,055
Cash and cash equivalents	84,129

Assets acquired	1,587,454

Long-term debt, current and non-current	609
Deferred and other tax liabilities	291,052
Accrued and other liabilities	90,900
Accounts payable	151,412

Liabilities assumed	533,973

Total net identifiable assets	1,053,481

Consideration paid in cash for the transaction on May 30, 2013	486,325
Fair value of shares[2]	2,347,663
Fair value of equity awards cash settled	41,516
Fair value of unvested equity awards to be exchanged	66,073
Consideration transferred	2,941,577

Goodwill on acquisition (provisional)	1,888,096

1	Amounts were converted into euro at the rate of USD/EUR 1.3043 .
2	As part of the consideration transferred, Cymer shares were converted into a right to receive 36,479,109 ASML ordinary shares. These shares were valued at $ 83,94 being the opening price on NASDAQ at May 30, 2013. As at June 30, 2013 28,735 ASML ordinary shares are still to be issued.

ASML Statutory Interim Report 2013	19

Prior to the acquisition, a supply and a research and development arrangement existed between Cymer and ASML. This pre-existing relationship was effectively settled as a result of the acquisition. We determined that this arrangement was at current market terms and therefore no gain or loss was recognized in our Consolidated Condensed Statement of Profit or Loss.

The majority of the provisional goodwill arising on the acquisition of Cymer is attributable to the fact that we believe that the acquisition will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of, EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV source and as a result, the only way to make the EUV source development successful without additional delay is through the acquisition of Cymer. We believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, reducing risk and increasing development speed. Also, synergies are expected from the combination. Therefore a provisional goodwill amount of EUR 1,458.3 million has been allocated to our cash -generating unit ASML. The remaining part of the provisional goodwill (EUR 429.8 million) has been allocated to our new DUV light source CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.

Cymer contributed EUR 31.8 million to net sales and a loss of EUR 10.7 million to net income (including the charge of EUR 15.8 million related to the fair value lift up on inventory, EUR 3.5 million of amortization of identified intangible assets and a tax effect of EUR 3.3 million) for the period between the date of acquisition and the Interim Statement of Financial Position date.

It has not yet been practicable to estimate the impact on net sales and income before taxes which would have been attributable to our equity holders if the acquisition had been completed on January 1, 2013. This disclosure will be included in our Statutory Financial Statements 2013.

During the first half year of 2013, ASML incurred EUR 6.4 million transaction costs relating to the acquisition of Cymer Inc. These costs are included in SG&A.

5. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

• Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

• Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

• Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Assets and Liabilities measured at fair value on a recurring basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our available-for sale financial instruments consist primarily of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

ASML Statutory Interim Report 2013	20

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgement.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is NPV, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.

Our 5.75 percent senior notes due 2017 (“Eurobond”) serve as a hedged item in a fair value hedge relationship in which we hedge the variability of changes in the fair value of our Eurobond due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the balance sheet under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the Eurobond is adjusted for these fair value changes only. The actual fair value, including credit risk considerations, based on quoted market prices as per Bloomberg Finance LP, as per June 30, 2013 amounts to EUR 690.7 million (December 31, 2012: EUR 700.6 million) .

The following table presents our assets and liabilities that are measured at fair value on a recurring basis:

Unaudited
As of June 30, 2013	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments [1]	—	100,877	—	100,877
Money market funds [2]	119,090	—	—	119,090
Short-term investments [3]	83,309	674,988	—	758,297
Total	202,399	775,865	—	978,264

Liabilities
Long-term debt [4]	—	736,755	—	736,755
Derivative financial instruments [1]	—	12,079	—	12,079
Total	—	748,834	—	748,834

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments primarily consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our EUR 600.0 million Eurobond (fair value as at June 30, 2013: EUR 688.3 million (December 31, 2012: EUR 707.1 million)) and excludes accrued interest.

There were no transfers between levels during the first half year of 2013.

Assets and liabilities measured at fair value on a nonrecurring basis

The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.

In 2013, we recognized impairment charges of EUR 2.7 million on our property, plant and equipment, mainly relating to buildings and constructions which ceased to be used. Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ estimated fair value (being EUR 2.0 million) and their carrying amount.

We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2013. For fair value measurements in relation to the acquisition of Cymer we refer to Note 4.

ASML Statutory Interim Report 2013	21

6. Liquidity

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of June 30, 2013 of EUR 1,592.3 million, (December 31, 2012: EUR 1,767.6 million), short-term investments as of June 30, 2013 of EUR 758.3 million (December 31, 2012: EUR 930.0), and available credit facilities as of June 30, 2013 of EUR 700.0 million (December 31, 2012: EUR 500.0 million) .

In March 2013, in line with our financing policy, we cancelled our EUR 500.0 million committed revolving credit facility that was due to expire in May 2015 and replaced it with a new EUR 700.0 million committed revolving credit facility. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent in accordance with contractually agreed definitions.

7. Critical Accounting Judgments and Key sources of Estimation uncertainty

In the process of applying our accounting policies, management has made some judgments that have a significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Statutory Financial Statements 2012.

8. Earnings per Share

The EPS data have been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	2013	2012
(in thousands, except per share data)	EUR	EUR

Net income	414,740	658,936

Weighted average number of shares outstanding (after deduction of treasury stock)	416,812	410,618

Basic net income per ordinary share	1.00	1.60

Weighted average number of shares:	416,812	410,618
Plus shares applicable to:
Stock options / Restricted shares[1]	4,222	3,219
Dilutive potential common shares	4,222	3,219
Adjusted weighted average number of shares	421,034	413,837

Diluted net income per ordinary share[1]	0.99	1.59

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

9. Accrued and other liabilities

Accrued and other liabilities consist of the following:

	Unaudited
	June 30, 2013	December 31, 2012
(in thousands)	EUR	EUR

Deferred revenue	749,159	739,136
Costs to be paid	272,373	278,066
Down payments from customers	996,103	1,033,768
Personnel related items	169,276	200,670
Warranty	15,268	21,626
Other	17,893	1,352
Total accrued and other liabilities	2,220,072	2,274,618
Less: non-current portion of accrued and other liabilities	259,952	401,109
Current portion of accrued and other liabilities	1,960,120	1,873,509

ASML Statutory Interim Report 2013	22

10. Commitments, Contingencies and Guarantees

The nature, scale and scope of the commitments, contingencies and guarantees are in line with the those disclosed in the Statutory Financial Statements 2012. As a result of the acquisition of Cymer, our contractual obligations increased with EUR 246.4 million.

11. Income Taxes

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the six-month period ended June 30, 2013 is 9.1 percent compared to 12.4 percent for the six-month period ended July 1, 2012. The decrease in the estimated annual tax rate is mainly explained by changes in the mix of income before income taxes between the Netherlands and foreign jurisdictions as a result of the acquisition of Cymer and tax incentives as result of the Netherlands research and development deduction (“RDA”).

12. Segment Disclosure

ASML currently operates in one reportable segment for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. In accordance with IFRS 8, ASML’s Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance for ASML.

Management reporting includes net system sales figures of new and used systems. Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	2013	2012
(in thousands)	EUR	EUR
New systems	1,543,524	2,018,231
Used systems	48,942	16,574
Net system sales	1,592,466	2,034,805

Segment performance is evaluated by our chief operating decision maker based on US GAAP net income or loss which in certain respect, as explained in the table below, is measured differently from net income or loss reported in our Consolidated Condensed Interim Financial Statements, which are based on IFRS, as adopted by the EU.

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	2013	2012
(in thousands)	EUR	EUR

Net system sales	1,592,466	2,034,805
Net service and field option sales	486,332	444,860

Total net sales	2,078,798	2,479,665

Cost of sales	(1,255,858)	(1,425,659)
Gross profit on sales	822,940	1,054,006

Other income	30,516	—
Research and development costs	(384,757)	(289,952)
Selling, general and administrative costs	(130,601)	(110,095)

Income from operations	338,098	653,959

Interest income (expense), net	(9,358)	(243)

Income before income taxes	328,740	653,716
Provision for income taxes	(11,769)	(79,819)
Net income for management reporting purposes	316,971	573,897
Differences US GAAP and IFRS as adopted by the EU	97,769	85,039
Net income based on IFRS as adopted by the EU	414,740	658,936

ASML Statutory Interim Report 2013	23

Segment performance is also evaluated by our management based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Condensed Interim Financial Statements:

	Unaudited
	June 30, 2013	December 31, 2012
(in thousands)	EUR	EUR
Total assets for management reporting purposes	10,377,850	7,410,478
Differences US GAAP and IFRS	606,039	472,577
Total assets based on IFRS	10,983,889	7,883,055

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets and financial instruments. Net sales and non-current assets by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended June 30, 2013 and July 1, 2012	Net sales	Non-current assets
(in thousands)	EUR	EUR
For the six-month period ended June 30, 2013:
Japan	109,217	15,511
Korea	477,973	15,085
Singapore	77,870	844
Taiwan	898,247	52,727
Rest of Asia	167,807	2,318
Europe	32,216	1,561,299
United States	315,468	3,096,457
Total	2,078,798	4,744,241

For the six-month period ended July 1, 2012:
Japan	168,033	79,542
Korea	757,257	18,331
Singapore	27,939	1,021
Taiwan	744,612	45,938
Rest of Asia	129,092	1,738
Europe	129,525	1,462,840
United States	523,207	282,054
Total	2,479,665	1,891,464

During the six-month period ended June 30, 2013, sales to the largest customer accounted for EUR 752.2 million or 36.2 percent of net sales (July 1, 2012: EUR 652.9 million or 26.3 percent). Our three largest customers (based on net sales) accounted for 45.1 percent of accounts receivable and finance receivables at June 30, 2013 and 41.9 percent of accounts receivable and finance receivables at July 1, 2012.

Substantially all of our sales were export sales during the six-month period ended June 30, 2013 and July 1, 2012.

13. Dividends and Share Buybacks

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the Annual General Meeting of Shareholders with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

In the Annual General Meeting of Shareholders of April 24, 2013, a dividend of EUR 0.53 per ordinary share of EUR 0.09 nominal value was adopted for 2012. As a result, a total dividend amount of EUR 216.1 million was paid to our shareholders on May 14, 2013.

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated liquidity requirements and other relevant factors.

On April 17, 2013, we announced our intention to purchase up to an amount of EUR 1.0 billion of our own shares within the 2013-2014 timeframe, starting April 18, 2013. Up to June 30, 2013 we purchased 1.4 million shares for a total amount of EUR 85.8 million. The repurchased shares will be cancelled.

ASML Statutory Interim Report 2013	24

14. Related Party Transactions

On July 9, 2012, we announced our Customer Co-Investment Program to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the participating customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital per April 25, 2012. Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

The total net sales to Intel (and its affiliates) during the first half year 2013 amounted to EUR 175.9. The total net sales to Intel (and its affiliates) for the period from July 9, 2012 to December 31, 2012 amounted to EUR 301.7 million. Outstanding balances as of June 30, 2013 amounted to EUR 33.5 million (December 31, 2012: EUR 65.0 million).

There have been no transactions during the first half year of 2013 and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof except for transactions entered into the ordinary course of business which are on the same business terms and conditions that would have been obtained from unrelated third parties. During the first half year of 2013, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

15. Subsequent Events

We have evaluated subsequent events until July 17, 2013 which is the issuance date of this Statutory Interim Report for the six-month period ended June 30, 2013. There are no subsequent events to report except for the new leadership of ASML. As of July 1, 2013, ASML’s leadership comprises as follows:

•	Peter Wennink is President and Chief Executive Officer and acts as interim Chief Financial Officer until a successor has been appointed.

•	Martin van den Brink is President and Chief Technology Officer.

•	Frits van Hout and Frédéric Schneider-Maunoury continue as Executive Vice Presidents in the Board of Management.

As from July 1, 2013, the responsibilities of Eric Meurice will be Chairman of ASML Holding N.V. and will act as an adviser to the new leadership and the Supervisory Board from July 1, 2013 until the end of his contract on March 31, 2014. This change in responsibilities followed by the termination of the employment agreement on March 31, 2014, constitutes a successful completion of the contractual period.

In accordance with the Remuneration Policy for the Board of Management (version 2010) and the employment contract with Mr. Meurice, the number of shares to be awarded from the performance shares granted in 2011, 2012 and 2013 have been calculated based on the performance of the last three completed years of assignment. As a result, the number of shares to be awarded, subject to continued employment to December 31, 2013, will be 95% of the shares granted in 2011, 2012 and 2013 based on the actual performance in the period 2010-2012. The original grant date fair values for these conditionally granted performance shares are allocated over the period until the revised estimated vesting in 2014.

For the services in first quarter of 2014, the share-based compensation element of Mr. Meurice’ s remuneration will be settled in cash and calculated as 15,167.75 shares, multiplied by the share price effective as of the date of exit.

Veldhoven, the Netherlands

July 17, 2013

Prepared by

The Board of Management:

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

ASML Statutory Interim Report 2013	25

Other Information

ASML Statutory Interim Report 2013	26

Information and Investor Relations

Financial calendar

October 16, 2013

Announcement of Third Quarter Results for 2013

January 22, 2014

Announcement of Fourth Quarter Results for 2013 and Annual Results for 2013

April 23, 2014

General Meeting of Shareholders

Fiscal Year

ASML’s fiscal year ends on December 31, 2013

Listing

The ordinary shares of ASML Holding N.V. are listed on the official market of NYSE Euronext Amsterdam and in the United States on the NASDAQ, under the symbol ASML. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations

ASML Investor Relations will answer questions related to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and our Statutory Annual and Interim Report filed with the AFM. Annual Reports, Interim Reports, quarterly releases and other information are available on and can be downloaded from our website (www.asml.com).

ASML Statutory Interim Report 2013	27

ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

United States main offices

2650 W Geronimo Place

Chandler, AZ 85224

U.S.A.

77 Danbury Road

Wilton, CT 06897

U.S.A.

17075 Thornmint Court,

San Diego, CA 92127

U.S.A.

Asia main office

17th Floor Suite 1702-3

Queen’s road Central 100

Hong Kong

Corporate Communications

phone: +31 40 268 7870

email: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

email: investor.relations@asml.com

For more information please visit our

website www.asml.com

ASML Statutory Interim Report 2013	28

Definitions

Name	Description
AFM	Autoriteit Financiële Markten
ASP	Average Selling Price
CGU	Cash-Generating Unit
Cymer	Cymer, Inc. and its subsidiaries
DUV	Deep Ultraviolet lithography
EPS	Earnings Per Share
EU	European Union
EUR	Euro’s
EUV	Extreme Ultraviolet lithography
FTE	Full-Time Equivalents
IAS	International Accounting Standard
IC	Integrated Circuits
IFRS	International Financial Reporting Standards
NASDAQ	NASDAQ Stock Market LLC
NPV	Net Present Value
R&D	Research and Development
SG&A costs	Selling, General and Administrative costs
US GAAP	Generally Accepted Accounting Principles of the United States of America

ASML Statutory Interim Report 2013	29